Exhibit 100
Independent Research Firm Finds High Interest in Adopting AI Across the
Contact Center

NICE inContact CXone infused with end-to-end AI to help contact centers stay one step ahead throughout customer journeys

Salt Lake City, October 17, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced the results of a new study, AI-Infused Contact Centers Optimize Customer Experience. The study, conducted by Forrester Consulting on behalf of NICE inContact, found high interest among contact center leaders in adopting AI across the contact center.  NICE inContact CXone AI capabilities span the entire customer and agent experience from: new AI self-service bot options, to new AI-infused forecasting and scheduling options to AI-powered interaction analytics that detect root cause issues of customer frustration.

Of those polled, 64 percent plan to increase their AI investment over the coming year. For example, contact center leaders see a range of opportunities for AI to enhance the agent experience. These include personalized agent and customer matching, augmenting agent capabilities to improve productivity, and support for management tasks such as workforce management.

“AI streamlines inquiry capture and resolution. It optimizes case routing, classification, and schedule management. It extracts useful information from voice and digital conversations to quickly surface trends in issues and customer sentiment that may affect customer retention and loyalty,” according to the Forrester report, The Three Customer Service Megatrends In 2019 cited in the new Forrester study.

Yet, given the wide-ranging impact of AI, how to best lay the foundation for long-term adoption can be unclear. Contact center leaders acknowledge that AI requires a strategic, concrete roadmap to minimize implementation challenges, rather than blanket investment. In fact, 77 percent agree that while AI increasingly peels off simpler customer service requests, it also increases the need for agents to develop additional skills to deal with more complex and higher-value customer inquiries.

Additional findings include:

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Contact center leaders anticipate a key role for agents alongside growth of AI. 80 percent of respondents agree that AI would help their contact centers increase agentless interactions. This, however, does not translate to a reduction in agent staff, as 74 percent of respondents state that the number of agents will either grow or stay the same this year. While AI will handle simpler, repetitive interactions, agents are still needed to manage the more complex, higher-value interactions that require advanced skills and additional time to resolve.

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AI is seen as a competitive differentiator. According to 79 percent of respondents, AI would enable contact centers to deliver consistent, timely and contextually relevant experiences – a key expectation of today’s customers.

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Implementation challenges are not deterring customer experience (CX) decision-makers. Of those currently pursuing an AI strategy, 95 percent are taking steps to overcome AI implementation challenges, primarily by seeking more training, expertise, and support. Agent training is the leading avenue at 44 percent.

“The Forrester study found that 98 percent of businesses believe that contact centers are instrumental in improving customer experience. Leveraging AI to increase contact center operational efficiencies while creating omnichannel agents adept at handling digital as well as voice interactions needs to be a top priority,” said Paul Jarman, NICE inContact CEO. “Higher interaction volume puts a heavy strain on agents, and AI has an incredible role in easing that burden so agents can provide the very best experiences to customers. NICE inContact has invested heavily to infuse CXone with end-to-end AI capabilities to address real-life challenges and help contact center leaders and agents stay one step ahead throughout customer journeys.”

In order to help businesses better understand their current AI strategy within the contact center, NICE inContact commissioned Forrester Consulting to develop an interactive assessment tool. Analyzing the unique attributes of the contact center, alongside stated program goals and metrics, the assessment tools offers an AI roadmap outline, sharing key tips on the purposeful rollout of a long-term AI plan. The AI in the Contact Center Readiness Assessment tool is now available here.

For the full findings of the Forrester study, download AI-Infused Contact Centers Optimize Customer Experience.

About the study
Commissioned by NICE inContact, Forrester Consulting conducted an online survey of 307 organizations in the US, the UK, and Australia to evaluate adoption of AI in contact centers. Survey participants included decision makers in IT, customer experience, and contact centers who make contact center technology decisions. Questions provided to the participants asked about current contact center tools, plans to adopt AI in contact center applications, and challenges with getting started. Respondents were offered an incentive as a thank you for time spent on the survey. The study was conducted in March 2019.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.